MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

Liquidity

        Registrant receives approximately $6,800 of cash each month from payments of principal and interest on Real Estate Contracts Receivable. Registrant has very little liquidity because most of these payments are used to pay management fees and other operating expenses.

Capital Resources

        Capital resources have decreased considerably during the year ended September 30, 1997. The principal asset of the registrant for past years was a 60 unit apartment complex which was sold on contract. This contract was paid in full during the year. The proceeds were used to pay off the mortgage payable on the apartment complex and to purchase real estate contracts receivable. The principal assets of the registrant at September 30, 1997 are sixteen real estate contracts receivable and one property being held for sale.

Results of Operations

        The income from operations for the year ended September 30, 1997 decreased $11,843 compared to the year ended September 30, 1996.

        Operating income decreased $55,660. This was primarily due to a decrease in interest income. Interest was received for only four months on the Tanglefoot Apartment contract which was paid off during the year. A large part of the proceeds received were used to pay off the mortgage payable resulting in less proceeds to be invested in assets earning interest.

        Interest income will continue to decrease in the future.

        Operating expenses decreased $43,817. The decrease resulted from the following:

        Interest expense decreased $59,976 due to the payoff of the mortgage on the apartment complex. There should be no interest expense in the future.

        Management fees decreased $3,250. Only eleven months management fees were paid.

        Other operating expenses decreased $316 due to further reductions of office expenses.

        Legal fees increased $6,750 due to the increased legal work required in connection with acquiring 13 real estate contracts receivable.

        Repairs and maintenance increased $12,975. This increase was due to the repairs needed on the properties acquired in connection with the real estate contracts receivable.